

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2021

Cary Grossman
President
GOOD WORKS ACQUISITION CORP.
4265 San Felipe, Suite 603
Houston, TX 77027

> **Re: GOOD WORKS ACQUISITION CORP.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed July 9, 2021**
> **File No. 333-256115**

Dear Mr. Grossman:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-4/A filed July 9, 2021

Prospectus Cover Page, page i

1.   Prominently caution investors that although the Company's Sponsor, Bitfury, has extensive resources and experience in cryptomining, its business and financial resources are completely independent of the Company, a start-up endeavor with no prior operating history.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology